Ballard Power Systems

News Release

Ballard Signs Supply Agreement With A Major European OEM For Fuel Cell Bus Modules

•	Second sale to Van Hool, strengthening relationship with one of Europe’s largest original equipment manufacturers of buses

•	21 FCvelocityTM-HD6 modules to power zero-emission buses

For Immediate Release – December 14, 2011

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) announced that it has signed an equipment supply agreement with Van Hool NV, Europe’s fourth largest bus manufacturer, for 21 of the company’s latest-generation FCvelocityTM-HD6 fuel cell power modules.

The 21 FCvelocityTM-HD6 modules will power zero-emission buses to be deployed in several European cities, which will be named following completion of the associated contracts between Van Hool and public transit authorities in these cities. It is expected that the majority of the modules will be shipped in 2012.

Van Hool is a Belgian-based independent bus, coach and industrial vehicle OEM with a long history of innovation in bus manufacturing. The company previously engineered and produced five hybrid fuel cell buses, using Ballard power modules, for deployment in Oslo, Norway.

Mr. Leopold Van Hool, Managing Director of the company said, “We are very pleased to be utilizing Ballard fuel cell modules, building on its proven track record of reliability and durability. These modules are compact and offer integration flexibility, while delivering the high performance required for heavy duty city buses. Ballard’s commitment to the European fuel cell bus market is second to none.”

These bus deployments are being supported by European Joint Technology Initiative (JTI) funding provided under the Fuel Cells and Hydrogen Joint Undertaking (FCHJU) program, which is a part of Europe’s Sustainable Energy Technology (SET) Plan. The SET Plan provides a framework to accelerate development and deployment of cost-effective low carbon and zero-emission technologies.

John Sheridan, Ballard’s President and CEO added, “This agreement represents an important step toward fuel cell bus commercialization and strengthens our position with Van Hool in the fuel cell bus market. Moreover, it is a strong indicator of positive growth potential for clean fuel cell-powered buses within the larger global transit marketplace.”

Ballard’s sixth generation FCvelocityTM-HD6 fuel cell module features a control unit which interfaces with a system controller to make this a “plug-and-play” product for any fuel cell or hybrid fuel cell bus platform. The module also offers significant advances in durability, power density and fuel efficiency compared to earlier generation products. Ballard has actively participated in previous successful European fuel cell hybrid bus field tests, including the CUTE (Clean Urban Transport for Europe) and HyFLEET:CUTE projects.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated government funding, customer commitments and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com